PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2017. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2016, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of May 2, 2017.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox mine located in the Township of Black River-Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns two exploration properties the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including its ability to secure future financing, the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, regulatory and environmental compliance, as well as currency exchange rates, labour relations, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

	Three months ended March 31
	2017	2016
Key Performance Data
Tonnes of ore milled	288,219	373,635
Produced
Gold equivalent (ounces)	26,733	36,158
Gold (ounces)	24,531	32,835
Silver (million ounces)	0.62	0.92
Sold
Gold equivalent (ounces)	31,791	43,622
Gold (ounces)	28,978	38,781
Silver (million ounces)	0.80	1.35
Average realized prices
Gold ($/ounce)[1]	$1,182	$1,156
Silver ($/ounce)[1]	$4.28	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$827	$944
By-product basis	$793	$920
All-in sustaining costs (per gold ounce)[2]	$1,335	$1,555

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$37,687	$50,544
Earnings (loss) from mine operations	1,441	(5,795)
Net income (loss)	13,503	(13,172)
Adjusted net income (loss)[2]	7	(8,462)
Adjusted EBITDA [2]	(449)	5,895
Basic net income (loss) per share	0.07	(0.08)
Diluted net income (loss) per share	0.07	(0.08)
Adjusted net income (loss) per share[2]	0.00	(0.05)
Operating cash flows before working capital changes	(2,073)	(8,461)
Weighted average shares outstanding (basic) (000’s)	189,944	164,511
Weighted average shares outstanding (diluted) (000’s)	194,854	164,511

	March 31, 2017	December 31, 2016
Assets
Mining interests	$579,234	$577,920
Total assets	$689,495	$677,817
Liabilities
Long-term liabilities	$123,322	$130,472
Total liabilities	$212,302	$216,687
Equity	$477,193	$461,130

1.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

2.	See “NON-GAAP measurements “

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Q1 2017 DEVELOPMENTS

Operational performance

•

A strike action by unionized employees resulted in a complete stoppage of mining and milling activities at San Dimas from February 15, 2017 through the end of the quarter. On April 13, 2017, the strike was resolved and a new Collective Bargaining Agreement (“CBA”) was agreed, representing a significant step in the Company’s plan to reset the San Dimas operations.

•

As agreed with the union, the San Dimas mine will now operate on a continuous 7-day per week basis with only two shift changes per day (versus three per day previously). This will increase the number of effective operating days per year and is expected to lead to productivity gains. The short-term production bonus structure for both the mine and mill have been revised to better align to key Company performance indicators. With these CBA changes, along with a 17% reduction in the total workforce including contractors since December 2016, the San Dimas mine is now well positioned to increase productivity and reduce costs, leading to improved long-term sustainability.

•

Primero’s consolidated production was 26,733 gold equivalent ounces in Q1 2017 compared to 36,158 gold equivalent ounces in Q1 2016. Gold production was 24,531 ounces in Q1 2017 compared to 32,835 ounces in Q1 2016, and silver production was 0.62 million ounces from San Dimas in Q1 2017 compared to 0.92 million ounces in Q1 2016.

•

The San Dimas mine produced 10,118 ounces of gold and 0.62 million ounces of silver in Q1 2017, 48% and 33% lower for gold and silver, respectively, in comparison to Q1 2016. Production was adversely impacted by the strike action described above.

•

The Black Fox mine produced 14,413 ounces of gold in Q1 2017, an increase of 9% compared to Q1 2016. Underground mining was focused on the Deep Central Zone, with underground grade and mine extraction rates improving throughout the quarter.

•

The Company incurred total cash costs per gold equivalent ounce of $827 for Q1 2017 compared to $944 for Q1 2016. All-in sustaining costs were $1,335 per gold ounce for Q1 2017 compared to $1,555 for Q1 2016. Costs incurred during the San Dimas strike period of $5.2 million have been treated as period costs and excluded from cash costs. The decrease in unit costs compared to Q1 2016 during the quarter was largely due to cost reduction efforts throughout the organization and a higher cost quarter in Q1 2016 due to the implementation of the enhanced ground support initiative at San Dimas.

Corporate Finance Developments

•

On March 30, 2017, the Company amended the terms of its revolving credit facility (RCF) to extend the maturity date from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF with its amended terms were guaranteed by Silver Wheaton Corp. (Silver Wheaton) for a fee of $2.6 million payable at maturity. Any future drawdowns will be subject to Silver Wheaton’s consent, unless the proceeds are used solely in connection with the restart of the San Dimas operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The amended facility provides additional time to restart and reset San Dimas, and for the Company to then obtain longer-term replacement financing.

•

The Company's Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional financing, strategic investments, joint ventures, revision of the Company’s streaming agreements and asset sales.

•

On January 20, 2017, the Company was granted a motion to dismiss the class action lawsuit filed in 2016. On February 27, 2017, the plaintiffs filed an amended complaint; the Company will continue to vigorously defend this class action lawsuit.

Financial performance

•

Earnings from mine operations of $1.4 million were generated during Q1 2017 compared to a loss from mine operations of $5.8 million in Q1 2016. Despite lower gold and silver production, higher earnings were realized from lower operating expenses, depreciation and depletion as a result of the strike in the current period and the higher costs incurred in Q1 2016 due to enhanced ground support initiatives at San Dimas, coupled with improved production at Black Fox during the current quarter.

•

The Company recognized net income of $13.5 million in Q1 2017 compared to a net loss of $13.2 million in Q1 2016 due to a $19.5 million deferred income tax recovery in Q1 2017 mainly resulting from the effect of the revaluation of the Mexican peso compared to the U.S. dollar. In addition, there were higher mark-to- market gains recognized from the 5.75% convertible debentures and the common share purchase warrants, partly offset by higher charges relating the San Dimas strike and employee rationalization undertaken during the quarter. Adjusted net income was $nil ($nil per share) for Q1 2017, compared to adjusted net loss of $8.5 million ($0.05 per share) for Q1 2016.

•

The Company generated negative operating cash flow before working capital changes during Q1 2017 of $2.1 million ($0.01 per share), which included $4.1 million in cash payments for income taxes in Mexico for its 2016 tax return and 2017 tax instalments. This compares to a negative operating cash flow of $8.5 million ($0.05 per share) in Q1 2016 which included $15.8 million in cash payments for income and mining royalty taxes in Mexico. The Company expects to receive a corporate tax refund from Mexican tax authorities for installments paid in 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Earnings (loss) from mine operations comprises:

	Three months ended March 31
(in thousands of U.S. dollars)	2017	2016
Gold revenue	$34,259	$44,823
Silver revenue	3,428	5,721
Operating expenses	(26,630)	(40,282)
Depreciation and depletion	(9,616)	(16,057)
Earnings (loss) from mine operations	$1,441	($5,795)

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended March 31, 2017 compared with the three months ended March 31, 2016:

Three months ended
(in thousands of U.S. dollars)	March 31
Loss from mine operations in 2016	($5,795)
Differences:
Revenue
Higher realized gold price	766
Lower ounces of gold sold	(11,330)
Higher realized silver price	57
Lower ounces of silver sold	(2,350)
Lower operating expenses	13,652
Lower depreciation and depletion	6,441
Earnings from mine operations in 2017	$1,441

•

Gold revenue decreased in Q1 2017 compared to Q1 2016 due mainly to reduced gold and silver production at San Dimas. San Dimas gold sales of 16,009 ounces were 45% below the first quarter of 2016, driven mainly by the San Dimas strike.

•

The average price realized for gold was $1,182 per ounce, slightly above than the $1,156 per ounce realized in the first quarter of 2016. Silver prices realized during Q1 2017 were in line with the prices realized in Q1 2016, as in both periods all silver was sold to Silver Wheaton Caymans under the terms of the silver purchase agreement.

•

Operating expenses were $26.6 million in Q1 2017; $13.7 million lower than Q1 2016 mainly due to the work stoppage from the San Dimas strike. Period costs consisting of non- unionized staff, security and fixed fees incurred during the strike are reported under Other charges in the condensed consolidated interim statements of operations and comprehensive income (loss).

•	Depreciation and depletion was $9.6 million in Q1 2017, compared to $16.1 million in Q1 2016, a decrease of $6.5 million due mainly to lower production at San Dimas.

A summary income statement follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

	Three months ended March 31
(in thousands of U.S. dollars)	2017	2016

Earnings (loss) from mine operations	$1,441	($5,795)
Exploration expenses	(474)	(334)
Share-based compensation	(1,786)	(1,514)
General and administrative expenses	(3,084)	(3,614)
Other charges	(7,811)	(404)
Interest and finance expense	(2,221)	(3,259)
Mark-to-market gain (loss) on convertible debentures & warrants	6,653	(375)
Other income (expense)	1,266	(1,036)
Income tax recovery	19,519	3,159
Net income (loss)	$13,503	($13,172)

•	Share-based compensation expense was higher in Q1 2017 due to additional grants of Performance Share Units during the period.

•

General and administrative expenses were $3.1 million in Q1 2017, lower than in Q1 2016 mainly due to lower salaries, accounting and consulting charges. Directors fees and expenses were slightly higher due to advisory provided in relation to the Company's strategic review process. The breakdown of general and administrative expenses is in the table below.

	Three months ended March 31
(in thousands of U.S. dollars)	2017	2016
Salaries and wages	$1,346	$1,705
Rent and office costs	192	196
Legal, accounting and consulting services	559	611
Directors fees and expenses	395	186
Other general and administrative expenses	592	916
	$3,084	$3,614

•

Other charges in Q1 2017 relate mainly to severance payments to former employees, idle fixed costs incurred during the San Dimas strike which include an accrual for back wages and salaries for non-unionized employees and other legal and advisory costs incurred for financing initiatives.

	Three months ended March 31
(in thousands of U.S. dollars)	2017	2016
Legal expenses associated with proceedings in Mexico	$50	$371
Employee severance payments	2,115	33
Legal & advisory costs relating to financing initiatives	527	-
Idle costs incurred during strike at San Dimas	5,119	-
	$7,811	$404

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

•

Finance expense decreased by $1.0 million from Q1 2016, primarily due to the full payment of the 6.5% convertible debentures in March 2016 which was replaced by the amount drawn from the revolving credit facility with lower interest rates.

•

In June 2016, the Company recognized a warrant liability in connection with the equity offering and along with the 5.75% Convertible Debenture are measured at fair value and marked-to-market each period based on the corresponding trading price. The Company recognized a gain of $6.0 million from the 5.75% Convertible Debentures and $0.7 million from the common share purchase warrants during Q1 2017, compared to a $0.4 million loss from the 5.75% Convertible Debentures in Q1 2016.

•

In other income (expense) the Company recorded a foreign exchange gain of $1.8 million in Q1 2017 compared to a loss of $0.7 million in Q1 2016. The gain in Q1 2017 was mainly due to an unrealized foreign exchange gain on the translation of the Mexican peso denominated taxes receivables. The Mexican peso strengthened during this period relative to the U.S. dollar (its functional currency). In Q1 2016, the foreign exchange loss was due mainly to the translation of Canadian dollar denominated net liabilities, as the Canadian dollar strengthened during this period relative to the U.S. dollar.

•	The Company’s income tax expense (recovery) is detailed as follows:

	Three months ended March 31
(in thousands of U.S. dollars)	2017	2016
Current tax expense
Other current tax	$15	$665
	$15	$665
Deferred tax recovery
With holding tax on intercompany interest	$786	$852
San Dimas change in tax basis	(19,560)	(3,665)
Mining royalty at San Dimas	(73)	(160)
Amortization of flow through share premium	-	(541)
Other deferred tax	(687)	(310)
	($19,534)	($3,824)
Total	($19,519)	($3,159)

San Dimas expenses current taxes based on the taxable earnings of the period. During Q1 2017 San Dimas did not generate any taxable earnings and therefore was not subject to current royalty taxes or current income taxes.

The tax recovery from the San Dimas tax basis was higher in Q1 2017 because San Dimas had an operating loss in the current period which created a tax loss.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

San Dimas income taxes are based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange gains and losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In Q1 2017 the recovery of deferred tax expense was $14.0 million (Q1 2016-$1.7 million). The increase in San Dimas tax basis reflects the impact of this foreign exchange and inflation on the San Dimas’ deferred income tax balances. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

REVIEW OF OPERATIONS

San Dimas Mine

	Three months ended March 31
	2017	2016
Key Performance Data
Tonnes of ore mined	81,321	151,193
Tonnes of ore milled	82,587	149,182
Tonnes of ore milled per day	1,835	1,639
Average mill head grade (grams/tonne)
Gold	3.87	4.13
Silver	238	198
Average gold recovery rate (% )
Gold	98%	99%
Silver	98%	97%
Produced
Gold equivalent (ounces)	12,320	22,901
Gold (ounces)	10,118	19,578
Silver (million ounces)	0.62	0.92
Sold
Gold equivalent (ounces)	16,009	29,140
Gold (ounces)	13,195	24,300
Silver at fixed price (million ounces)	0.80	1.35
Average realized price (per ounce)
Gold	$1,210	$1,178
Silver[1]	$4.28	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$790	$998
By product basis	$698	$968
All in sustaining costs (perounce)[3]	$975	$1,362
Revenue ($000's)	$19,369	$34,333
Loss from mine operations ($000's)	($591)	($6,390)

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).
2.	See “NON- GAAP measurements “
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

San Dimas produced 10,118 ounces of gold and 0.62 million ounces of silver during the first quarter of 2017, 48% and 33% lower for gold and silver respectively, in comparison to the first quarter of 2016. Production during the quarter was impacted by a strike action initiated by unionized employees at San Dimas on February 15, 2017. This resulted in the complete stoppage of mining and milling activities at the site, with San Dimas only achieving 45 operating days in Q1 2017. Daily mine production declined compared to previous quarters as worker productivity was impacted by the expectation of the work stoppage and the Company took the decision to progressively close down the mill and then the mine in the lead up to the end of negotiations as a demonstration of its resolve. San Dimas mill throughput averaged 1,835 TPD in Q1 2017 compared to 1,639 TPD in Q1 2016 (based on 45-day availability in Q1 2017 and 91-day availability in Q1 2016).

During Q1 2017, both gold and silver sales exceeded production levels as inventory on hand at the end of 2016 was drawn down during the strike period. All silver sold was delivered to Silver Wheaton Caymans under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2016 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. As of March 31, 2017, the Company has delivered 2.91 million ounces of silver towards this annual threshold.

Total cash costs on a gold-equivalent and by-product basis in the first quarter of 2017 were $790 and $698 per ounce, respectively, compared with $998 and $968 per ounce, respectively, in the first quarter of 2016. Higher costs were incurred in the first quarter of 2016 due to mine-wide implementation of enhanced ground support.

All-in sustaining costs per gold ounce were $975 per ounce in the first quarter of 2017, compared to $1,362 per ounce in the first quarter of 2016. Sustaining capital expenditures were limited during the quarter with only $2.1 million spent on underground development and $0.8 million on mine exploration.

No mining or milling activities took place from February 15, 2017 through to the end of the quarter. The costs incurred during the strike period were approximately $5.5 million, comprising mainly labour, security, consulting and advisory costs. These costs have been included in the Other Costs line and excluded from cash cost calculations.

The work stoppage was resolved subsequent to the quarter end on April 13, 2017 with a new CBA agreed with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic (Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana). Site operations resumed on April 17, 2017.

The achievement of a new CBA was a significant step in the Company’s strategy to reset the San Dimas operations. Critically, the San Dimas mine will now operate on a continuous 7-day per week basis with only two shift changes per day (versus three per day previously). This will result in nearly 80 additional operating days per year and expected productivity gains by reducing time lost commuting to and from the working faces.

The short-term bonuses have been restructured for both mine and mill workers to better align with the Company’s key performance indicators. For mine workers, the short-term bonus is now linked to key performance factors including: ounces produced, development metres achieved, and employee absenteeism. For mill workers, short-term bonuses are now aligned with ounces of production according to Primero’s revenue and compliance to plan.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The total workforce at San Dimas has been reduced by 17% since December 2016, in line with the Company’s objective of reducing the scale and complexity of the operation. With the negotiated amendments to the CBA, the San Dimas mine is now well positioned to improve productivity and reduce costs, leading to improved long-term sustainability.

San Dimas Restart and Guidance

A phased restart of the San Dimas operations has now commenced, and Primero expects to produce between 90,000 and 110,000 gold equivalent ounces during 2017, comprising of 75,000 to 90,000 gold ounces and 4.5 million to 5.5 million silver ounces.

In order to reset the mining operations and ensure the long-term profitability of the site, significant investments are planned in 2017 to increase development rates, add exploration drilling, and improve planning and leadership capabilities as well as more rigorous systems of work at the operation. Expenditures related directly to the reset investment program are expected to total $25 million in 2017, above and beyond baseline capital investment.

Total cash costs are expected to be between $650 and $800 on a gold equivalent basis for 2017. All-in sustaining costs are expected to be in the range of $1,100 to $1,300 per gold ounce in 2017, inclusive of the additional reset investment noted.

Given that San Dimas is in the early phase of its mine restart and significant operational reset, 2017 production and unit cost guidance has been provided with a larger range than in previous years. The Company expects to provide a guidance update with tighter ranges later in 2017.

In May 2017, discussions will commence with the unionized workforce on the annual bonus payout relating to 2016. Given the underperformance of the mine during 2016, the Company expects the annual bonus payment to be lower than in previous years.

Beyond 2017, Primero aims to return San Dimas to steady-state operations of approximately 175,000 gold equivalent ounces per year with continued exploration success, and with AISC below $1,000 per gold ounce. Annual capital investment is expected to normalize to roughly $40.0 million per year which includes both sustaining capital and exploration.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Black Fox

	Three months ended March 31
	2017	2016
Key Performance Data
Underground mining
Tonnes of ore mined	52,217	38,501
Average gold grade (grams/tonne)	5.47	4.99
Draw down of stock pile (tonnes)	153,415	185,952
Open pit and underground
Tonnes of ore milled	205,632	224,453
Tonnes of ore milled per day	2,285	2,467
Average millhead grade (grams/tonne)	2.28	1.94
Average gold recovery rate (% )	96%	95%
Produced
Gold (ounces)	14,413	13,257
Sold
Gold at spot price (ounces)	14,581	13,146
Gold at fixed price (ounces)	1,202	1,336
Average realized gold price[1]
Gold price (per ounce)	$1,159	$1,118
Gold at spot price (per ounce)	$1,211	$1,179
Gold at fixed price (per ounce)	$529	$521
Total cash costs (per gold ounce)[2]	$859	$851
All-in sustaining costs (perounce)[3]	$1,233	$1,404
Revenue ($000's)	$18,318	$16,211
Earnings from mine operations (000's)	$2,305	$658

1.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
2.	See “NON- GAAP measurements “
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

The Black Fox mine produced 14,413 ounces of gold in the first quarter of 2017 compared to 13,257 ounces in the first quarter of 2016. Underground mining was focused on the Deep Central Zone, with underground grade and mine extraction rates improving month-over-month through the quarter, leading to monthly production in March above 6,000 ounces.

During the quarter, 153,415 tonnes from the low-grade stockpile were processed through the mill. The remaining low-grade stockpile at March 31, 2017 totaled approximately 0.2 million tonnes and is expected to be fully depleted in July 2017.

At the Black Fox mill, a mechanical failure of the recently rebuilt gear reducer on a regrind mill resulted in lower throughput rates. Mill throughput averaged 2,285 TPD in the first quarter of 2017, compared to 2,467 TPD in the first quarter of 2016. Improved grade and tonnage from the underground mine drove an increase in the mill head grade to 2.28 grams per tonne compared to 1.94 grams per tonne in the first quarter of 2016. This resulted in higher quarterly gold production despite the lower average milling rate.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Total cash cost per gold ounce were $859 in the first quarter of 2017, approximately in line with the $851 per ounce achieved in the first quarter of 2016. Operating costs were slightly higher in 2017 due to additional backfill costs required to sustain increased longhole stoping activity in the Deep Central Zone. However, labour cost savings were achieved through further headcount reductions.

All-in sustaining costs were lower period over period due to reduced capital expenditures combined with the higher gold production. Capital expenditures were lower mainly due to lower underground development, as significant ramping costs were incurred in the first quarter of 2016 to access the Deep Central Zone.

Management continues to closely monitor Black Fox’s short-term operating results and cash flows to ensure the Black Fox mine operates as planned, and will take corrective actions, including possible care and maintenance, if required. In Q1 2017, Black Fox was cash flow neutral, inclusive of amounts spent on exploration drilling.

Black Fox continues to implement its plans to re-engineer the site to operate profitably at lower gold production rates in 2017, given the expected depletion of the low-grade stockpile in July 2017. The Company expects to produce between 50,000 and 60,000 ounces of gold in 2017, at a lower all-in sustaining cost than in 2016, in the range of $1,150 to $1,250 per ounce. Cash costs are expected to be between $850 and $950 per ounce.

The Company continues to believe in the exploration potential of the Black Fox property, both below the existing ore body and in other areas on the concession. Cash generated from mining operations in 2017 will be re-invested in site exploration. Primero is in the planning phases of a deep drilling program to assess the extension and continuity of the Black Fox deposit between 1.0 kilometres and 1.5 kilometres below surface. Primero will advance this deep exploration program subject to capital availability.

OUTLOOK FOR 2017 OPERATING RESULTS

Primero expects to produce between 140,000 and 170,000 gold equivalent ounces in 2017, which includes gold production of between 125,000 and 150,000 ounces and 4.5 to 5.5 million silver ounces. Total production in 2017 is expected to be lower than in the previous year due to operating time lost during the San Dimas strike, and the phased restart approach. The Company expects to sell all silver produced to meet its obligation under the San Dimas silver purchase agreement and does not anticipate achieving any spot silver sales during the year, which has affected gold equivalent production. Given that San Dimas is in the early phase of its mine restart and executing a significant operational reset, 2017 production and unit cost guidance has been provided with a larger range than in previous years. The Company expects to provide a guidance update with tighter ranges later in 2017.

Total cash costs are expected to be in the range of $700 to $850 per gold equivalent ounce, above 2016 levels. AISC guidance is expected to be between $1,200 and $1,400 per gold ounce, which includes a $25 million incremental reset investment in San Dimas mainly in exploration and development to position it for future profitability and sustainability.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The Company's 2017 production outlook is summarized in the following table, with a comparison to 2016 actual results:

	San Dimas	Black Fox	Consolidated	Actual 2016
Gold equivalent production (gold equivalent ounces)	90,000-110,000	50,000-60,000	140,000-170,000	176,139
Gold production (ounces)	75,000-90,000	50,000-60,000	125,000-150,000	156,052
Silver production (million ounces)	4.5-5.5	N/A	4.5-5.5	5.30
Total cash costs (per gold equivalent ounce)	$650-$800	$850-$950	$700-$850	$865
All-in sustaining costs (per gold ounce)	$1,100-$1,300	$1,150-$1,250	$1,200-$1,400	$1,333
Capital expenditures (millions of U.S. dollars)	$51.1	$14.8	$65.9	$66.5

Material assumptions used to forecast total cash costs for 2017 were based on the Company’s actual results to March 31, 2017 and include an estimated average gold price of $1,250 per ounce for the remainder of the year, and foreign exchange rates of $1.30 Canadian dollars and $18 Mexican pesos to the U.S. dollar for the remainder of 2017. Silver sold under the silver purchase agreement is expected to average $4.30 for the 2017 year.

Additional funding may be required if the Company does not receive its Mexican VAT or income tax repayments or there is a material change in commodity prices or the scope of operations. The Company expects the capital shortfall, if any, will be addressed by capital reductions, the results of the strategic process or the potential restructuring of the existing credit facility which is due in November of this year.

The Company’s 2017 outlook for revenues and operating expenses are directly correlated to its production outlook and cash cost outlook with the assumption that production will match sales quantities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

ANALYSIS OF CASH FLOWS FOR THE THREE MONTHS
ENDED MARCH 31, 2017 AND 2016

Sources and uses of cash

	Three months ended March 31
(in thousands of U.S. dollars)	2017	2016
Cash flow :
Used in operating activities before working capital changes	($2,073)	($8,461)
Changes in non-cash working capital	(1,105)	5,478
Used in operating activities	(3,178)	(2,983)
Used in investing activities	(7,433)	(17,755)
Provided by (used in) financing activities and other	6,359	(2,796)
Decrease in cash	($4,252)	($23,534)

Operating activities

Primero’s cash flows from operating activities before working capital changes were lower in the first quarter of 2017 when compared to the first quarter of 2016 due to lower gold and silver production arising from the San Dimas strike which started on February 15, 2017. The reduced production levels resulted in negative cash flows associated with operations for the quarter.

Changes in non-cash working capital were a cash outflow of $1.1 million in the first quarter of 2017 compared with an inflow of $5.5 million in the first quarter of 2016. The cash outflow during the quarter was mainly due to the increase in tax receivables and payments made for trade and other payables that were outstanding at December 31, 2016. During the first quarter of 2016, gold and silver inventory was reduced as more product was sold than produced during the quarter at San Dimas, drawing down on opening inventories. In addition, the low grade stockpile was drawn down at Black Fox to augment the ore obtained from the underground mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

	Three months ended
		March 31	Estimated
(in millions of U.S. dollars)	2017	2016	2017
Capital Expenditures
San Dimas Underground Development	$2.0	$2.3	$27.3
San Dimas Sustaining Capital	0.4	2.9	1.9
San Dimas Projects	-	0.4	-
San Dimas Sub Total	$2.4	$5.6	$29.2
Black Fox Underground Development	3.9	5.4	7.0
Black Fox Sustaining Capital	0.5	1.0	3.3
Black Fox Complex Sub Total	$4.4	$6.4	$10.3
Cerro del Gallo Development	-	0.2	-
Total Capital Expenditures	$6.8	$12.2	$39.5

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$0.8	$1.4	$20.0
San Dimas Drifting	0.1	1.1	1.9
San Dimas Sub Total	$0.9	$2.5	$21.9
Black Fox Diamond Drilling	1.0	1.0	3.9
Regional Exploration	0.4	1.7	0.6
Black Fox Complex SubTotal	$1.4	$2.7	$4.5
Cerro del Gallo Geology Mapping	-	0.3	-
Total Capitalized Exploration Expenditures	$2.3	$5.5	$26.4
TOTAL CAPITAL EXPENDITURES	$9.1	$17.7	$65.9

San Dimas capital spending during the quarter was focused on underground development and diamond drilling, prior to the strike. The union strike affected all areas of operations and thus no underground development or exploration activity took place during the strike period. Therefore, capital spending at San Dimas was lower in the quarter compared to the first quarter of 2016.

The San Dimas reset investment plan includes substantial increases in both underground development and mine exploration for the remainder of 2017. The increased development will provide greater mine flexibility while the extensive exploration program aims to increase reserves and identify new ore sources for future years.

During the quarter, Black Fox underground development costs were lower than the previous year. In the first quarter of 2016, there was a focus on developing down to the Deep Central zone as quickly as possible. Now that Black Fox has reached the Deep Central zone, ramping requirements are less and the Company expects to generate more ounces per metre of development during 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Financing activities

During the quarter, Primero drew $10.0 million on the RCF, bringing the total drawn balance to $60.0 million on the facility. After paying interest on the 5.75% Convertible Debentures and the revolving credit facility, and paying capital leases, the net cash inflow from financing activities was $6.4 million during the first quarter of 2017.

In the first quarter of 2016, $50.0 million was drawn on the revolving line of credit to finance the March 31, 2016 repayment of the $48.1 million due on the 6.5% Convertible Debentures assumed with the acquisition of Brigus. With interest paid on the 5.75% Convertible Debentures, the 6.5% Convertible Debentures and payments relating to capital leases, the net cash outflow from financing activities amounted to $3.3 million during the first quarter of 2016.

FINANCIAL CONDITION REVIEW

As at March 31, 2017, the Company has a working capital deficiency of $14.5 million, which is primarily due to the RCF of $60.0 million due within one year. During the quarter, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF has been guaranteed by Silver Wheaton for a fee of $2.6 million payable at maturity. Any future drawdowns will be subject to Silver Wheaton’s consent, unless the proceeds are used solely in connection with the restart of the San Dimas. The Company will aim to refinance the existing credit facility with a longer-term instrument in advance of its maturity.

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional financing to repay the RCF and San Dimas returning to stable operations following the phased restart. The Company has undertaken a number of actions to reduce cash outflows, including a significant reduction of headcount at the head office and both mine sites and it is also continuing with its strategic review process to explore alternatives to improve shareholder value. These alternatives include securing additional funding, strategic investments, joint ventures, potential revision of the Company’s streaming agreements and asset sales. There can be no assurance that the Company’s efforts will be successful in these initiatives. The above mentioned represent material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern.

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations as well as to repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations control spending and provide adequate cash flow.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the net asset table below.

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	March 31, 2017	December 31, 2016

Cash and cash equivalents	$15,623	$19,875
Other current assets	58,849	63,178
Non-current assets	615,023	594,764
Total assets	$689,495	$677,817

Current liabilities (excluding current debt)	$28,719	$35,374
Non-current liabilities (excluding long-term debt)	76,494	77,566
Current debt	60,261	50,841
Long-term debt	46,828	52,906
Total liabilities	$212,302	$216,687

Total shareholders' equity	$477,193	$461,130
Total equity	$477,193	$461,130

Total common shares outstanding	191,542,257	189,508,365
Total options outstanding	7,834,653	6,525,244
Total common share purchase warrants outstanding[1]	11,011,250	11,011,250

Key financial ratios
Current ratio[2]	0.84	0.96
Total liabilities-to-equity[3]	0.44	0.47
Debt-to-total capitalization[4]	0.18	0.18

1.	As at the date of this MD&A, the Company had 191,834,973 common shares outstanding, the total number of options outstanding was 7,834,653 of which 4,407,240 are exercisable.
2.	Current ratio is calculated as (cash and cash equivalents + other current assets) ÷ (current liabilities + short-term debt).
3.	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4.	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity).

The Company’s net assets (equity) as at March 31, 2017 were $477 million compared to $461 million as at December 31, 2016, an increase due to the net earnings in Q1 2017 which were driven by deferred tax recoveries. The current ratio has decreased from December 31, 2016 as a result of a reduction in cash on hand during the quarter and increased current debt due to the $10 million draw down on the RCF. Cash decreased during the quarter due to the strike at San Dimas.

As the strike at San Dimas has been resolved and the phased restart of operations has commenced, the Company expects that the additional funds available under the RCF will provide the necessary funding for the phased restart.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Capital structure

Debt

	As at	As at
(in thousands of U.S. dollars)	March 31, 2017	December 31, 2016
Current debt
Revolving credit facility (RCF)	$59,834	$49,639
Finance lease liabilities	427	1,202
Total current debt	60,261	50,841
Long-term debt
5.75% convertible debentures	$46,500	$52,500
Finance lease liabilities	328	406
Total long-term debt	46,828	52,906
Total debt	$107,089	$103,747

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn portion of the revolving line of credit of $15 million at March 31, 2017. The line of credit is secured by substantially all of the Company’s assets and is now guaranteed in full by Silver Wheaton.

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	As at				As at
	March 31, 2017				Dec. 31, 2016
	Within 1	2-5	Over5
				Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$25,733	$-	$-	$25,733	$31,667
Share based payments	108	-	-	108	115
5.75% Convertible debentures and interest	4,313	83,259	-	87,572	88,635
Revolving line of credit and interest	64,204	-	-	64,204	50,811
Finance lease payments	427	328	-	755	1,608
Minimum rental and operating lease payments	1,380	1,456	-	2,836	3,218
Reclamation and closure cost obligations	2,427	2,352	45,608	50,387	50,173
Commitment to purchase plant and equipment	518	-	-	518	516
Total	$99,110	$87,395	$45,608	$232,113	$226,743

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, its RCF, and other alternative sources of financing, if required.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Other liquidity considerations

APA Ruling

On October 4, 2012, the Company’s Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”) received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. Primero has and will continue to invest millions of dollars in the local Mexican economy and intends to continue legal action aimed at ensuring that the Mexican tax authority respects the rule of law.

For the years ended 2015 and 2016 and the first quarter of 2017, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company has notified the Government of Mexico that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

During the second half of 2016 and in Q1 2017, Primero engaged in dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA. The Company thus temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

Value added tax (VAT) and income tax receivable

The Company is entitled to tax refunds from the Mexican tax authorities. As at March 31, 2017 there are $33.2 million in VAT and $16.1 million income taxes receivable which were outstanding. The Company has refiled its VAT and income tax refunds in compliance with the Mexican law and supplied the additional information requested by the SAT, followed by discussions with stakeholders in the Government of Mexico. The Company expects the outstanding amounts to be refunded in due course.

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that from August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property at the same contract gold price. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

Other

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. The Company intends to vigorously defend this class action lawsuit.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides a summary of unaudited financial data for the last eight quarters:

	2017		2016				2015
(in thousands of U.S. dollars except for per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Financial Data
Revenue	$37,687	$52,181	$57,012	$59,439	$50,544	$71,404	$79,219	$67,371
Total cost of sales	(36,246)	(50,363)	(57,077)	(54,817)	(56,339)	(61,304)	(61,394)	(56,293)
Earnings from mine operations	$1,441	$1,818	($65)	$4,622	($5,795)	$10,100	$17,825	$11,078

Impairment charges	-	(228,000)	-	-	-	(104,000)	-	-
Exploration expenses	(474)	(2,262)	(206)	(612)	(334)	(599)	(231)	(739)
Share-based compensation	(1,786)	(1,466)	(2,268)	(1,801)	(1,514)	(2,045)	(1,153)	(1,998)
General and administrative expenses	(3,084)	(3,160)	(4,015)	(4,013)	(3,614)	(5,589)	(3,771)	(4,619)
Other charges	(7,811)	(548)	(1,940)	(1,833)	(404)	(845)	(1,323)	(534)
Earnings (loss) from operations	($11,714)	($233,618)	($8,494)	($3,637)	($11,661)	($102,978)	$11,347	$3,188

Transaction costs	-	-	-	(232)	-	-	-	-
Interest and finance expense	(2,221)	(1,845)	(2,314)	(1,881)	(3,259)	(3,654)	(3,057)	(1,933)
Mark-to-market gain (loss)	6,653	12,507	2,756	(2,278)	(375)	-	9,000	(3,705)
Other income (expenses)	1,266	269	(484)	(302)	(1,036)	2,773	(5,347)	(213)
Income tax (expense) recovery	19,519	32,604	(3,197)	(11,102)	3,159	5,512	(17,346)	(4,081)
Net income (loss)	$13,503	($190,083)	($11,733)	($19,432)	($13,172)	($98,347)	($5,403)	($6,744)

Basic income (loss) per share	$0.07	($1.01)	($0.06)	($0.12)	($0.08)	($0.60)	($0.03)	($0.04)
Diluted income (loss) per share	$0.07	($1.01)	($0.06)	($0.12)	($0.08)	($0.60)	($0.03)	($0.04)

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q4 2016, Q3 2016 and Q3 2015 included $0.1 million, $2.9 million and $12.8 million, respectively, of silver sales at spot prices.

•

In Q4 2016, the Company recorded an impairment of $111.0 million and $117.0 million on mining interests relating to San Dimas and Black Fox, respectively. In Q4 2015, also recognized impairment charges of $82.0 million and $22.0 million relating to Black Fox and Cerro del Gallo, respectively.

•

Exploration expenses reflect the costs incurred in the Company’s exploration properties. As at December 31, 2015 Cerro del Gallo was reclassified as an exploration and evaluation asset and, the increase in Q4 2016 primarily reflects costs incurred with this project.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

•	Share-based compensation fluctuates based on the share price of the Company.

•

Other charges include legal costs associated with legal proceedings in Mexico (APA and NAFTA) and termination payments, with the exception of Q1, 2017 which also includes idle production costs incurred during the San Dimas strike.

•	Interest and finance expense varies quarterly depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures and common share purchase warrants are marked-to- market each quarter.

•	Other income (expense) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense (recovery) is impacted by the effects of foreign exchange fluctuations on Mexican peso denominated non-cash deferred income taxes, which were significant in certain periods such as Q1, 2017, Q4, 2016 and Q3 2015.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations made by the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months ended	March 31
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016
Operating expenses per the consolidated financial(1) statements	$26,630	$40,282
Share-based compensation included in operating expenses	(288)	(342)
Inventory movements and adjustments (2)	(4,224)	(5,803)
Total cash operating costs	$22,118	$34,137

Ounces of gold produced	24,531	32,835
Gold equivalent ounces of silver produced	2,202	3,323
Gold equivalent ounces produced	26,733	36,158
Total cash costs per gold equivalent ounce	$827	$944

Total cash operating costs	$22,118	$34,137
By-product silver credits	(2,665)	(3,915)
Cash costs, net of by-product credits	$19,453	$30,222

Ounces of gold produced	24,531	32,835
Total by-product cash costs per gold ounce produced	$793	$920

(1)

Costs incurred during the strike at San Dimas were excluded in calculating operating expenses. These costs consist of non- union labour, costs of running the camp, security and fixed costs such as licenses and utility tariff charges.

(2)

Inventory adjustments in Q1 2016 includes additional costs incurred due to the abnormal production level resulting from the ground support initiatives and a significant draw down of finished goods inventory at San Dimas.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Gold equivalent ounces of silver produced for the San Dimas mine are calculated as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. These calculations are shown below.

	Three months ended March 31
	2017	2016

Silver ounces produced (millions) (A)	0.62	0.92
Average realized silver price (B)	$4.28	$4.24
Average realized gold price (C )	$1,182	$1,178
Gold equivalent ounces of silver (A) x (B)/(C )	2,202	3,323

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

All-in sustaining costs per gold ounce

The World Gold Council (“WGC”) guidance notes on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three months ended March 31, 2017 and 2016:

	Three months ended March 31
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016

Cash costs, net of by-product credits	$19,453	$30,222
Corporate general and administrative expenses	4,870	5,532
Reclamation cost accretion	250	276
Sustaining capital expenditures	8,183	15,046
All-in sustaining costs	$32,756	$51,076

Ounces of gold produced	24,531	32,835
All-in sustaining costs per gold ounce	$1,335	$1,555

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated interim statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non-hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
•	Costs incurred to bring production to its normal capacity.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended March 31
(in thousands of U.S. dollars except for per share amounts)	2017	2016

Net income (loss)	$13,503	($13,172)
Idle costs incurred during strike at San Dimas	3,762	-
Impact of foreign exchange on deferred taxes	(13,960)	1,686
Mark-to-market (gain) loss on convertible debentures and warrants	(4,890)	276
Employee severance payments	1,555	24
Costs relating to NAFTA and APA claims	37	273
Adjustment to normalize inventory costs at San Dimas	-	1,169
Underground support initiative at San Dimas	-	1,286
Gain on derivative liability	-	(4)
Adjusted net income (loss)	$7	($8,462)
Weighted average shares outstanding (000's)	189,944	164,511
Adjusted net income (loss) per share	$0.00	($0.05)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

EBITDA and Adjusted EBITDA

The Company calculates EBITDA as net income or loss for the period excluding interest and finance expense, income tax expense and depreciation and depletion. Adjusted EBITDA further excludes non-cash items including impairment charges, share-based compensation and mark-to-market gain or loss on convertible debentures and warrants and other non-cash charges. EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

A reconciliation between net loss for the period and EBITDA and Adjusted EBITDA is presented below:

	Three months ended March 31
(in thousands of U.S. dollars except for per share amounts)	2017	2016

Net loss	$13,503	($13,172)
Income tax recovery	(19,519)	(3,159)
Interest and finance expense	2,221	3,259
Depreciation and depletion	9,616	16,057
EBITDA	5,821	2,985
Share-based compensation expense	2,074	1,857
Mark-to-market (gain) loss on debentures & warrants	(6,653)	375
Other non-cash charges	(1,691)	678
Adjusted EBITDA	($449)	$5,895

RELATED PARTY TRANSACTIONS

As at March 31, 2017, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

Other than payments to key management, there were no further related party transactions for the three months ended March 31, 2017 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

RECENT PRONOUNCEMENTS ISSUED

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements and on a quarterly basis will provide update to its assessment.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not anticipate that the sales of gold and silver will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical accounting policies, estimates and judgements applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 are consistent with those applied and disclosed in notes 2 and 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at March 31, 2017 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay Corp. (“Fortune Bay”), trade and other payables, financial lease liabilities, the convertible debentures and the revolving credit facility.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

At March 31, 2017, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

The fair value of the 5.75% Convertible Debentures which closed on February 9, 2015 is based on the market price of the debenture on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at a fair value on a recurring basis are as follows:

	March 31	December 31
Level 1	2017	2016
Investment in Fortune Bay(1)	$1,033	$1,160
5.75% convertible debentures (2)	46,500	52,500
Warrant liability (2)	413	1,066

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2017 or December 31, 2016.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2016, which can be found under the Company’s profile at www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

There has been no change in internal controls over financial reporting during the three months ended March 31, 2017 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•	the ability of the Company to continue as a going concern.
•	the Company’s requirements for additional capital to repay amounts under the RCF and its ability to complete contemplated and future financings,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the ability of the Company to manage its work force and its adherence to standard work practices as well and management of union agreements with each operating site,
•	the timing of the development of new mineral deposits,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks associated with the mining industry,
•	the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Black Fox Complex,
•	the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a sell/construction decision,
•	the completion of development or construction activities,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that labour disruptions are positively resolved, there are no significant disruptions affecting operations, whether due to supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; and other interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2016 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Joseph F. Conway”
_____________________
Joseph F. Conway
Vice Chairman, Interim President & CEO